Exhibit 107
Calculation of Filing Fee Table
Schedule TO
(Form Type)
Blue Owl Real Estate Net Lease Trust
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$69,037,467	0.01102%	$7,607.93
Fees Previously Paid	$0.00		$0.00
Total Transaction Valuation	$69,037,467
Total Fees Due for Filing			$7,607.93
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$7,607.93